SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2008 OCT 31 A 10:

28 October 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08005655

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 October 2008 which we released to The Stock Exchange of Hong Kong Limited on 28 October 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
NOV 04 2008
THOMSON REUTERS

Encl

10/31

e\rn\SA\Connected Transaction\Jingan (supp agt)\Ann\ltr.doc1

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUPPLEMENTAL AGREEMENT RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF THE SITES IN JINGAN DISTRICT, SHANGHAI, THE PRC

At the special general meetings of KPL and SA held on 25 June 2004 and 29 June 2004, respectively, the KPL Independent Shareholders and the SA Independent Shareholders respectively approved the Master Agreement and the relevant transactions contemplated thereunder. As set out in the Master Agreement and disclosed in the KPL Circular and the SA Circular, the total costs of the Project (including the cost of the acquisition of the Sites and related costs) were then estimated to be not more than US$600,000,000 and no party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000.

However, as the development costs have risen since the date of the Master Agreement, it is currently anticipated that the total costs of the Project will exceed US$700,000,000 and may reach RMB7,022,000,000. On 28 October 2008, KPL and SA entered into the Supplemental Agreement pursuant to which KPL and SA agreed that the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000.

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. Accordingly, the Transactions constitute connected transactions for KPL under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the KPL Independent Shareholders at the special general meeting of KPL held on 25 June 2004 and the proportionate Additional Funding Commitment of KPL exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders.

In addition, the proportionate Additional Funding Commitment of KPL exceeds 5% of the market capitalization of KPL. Accordingly, the Transactions also constitute a discloseable transaction for KPL. KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

KPL is an associate of KHL, the controlling shareholder of SA, and therefore KPL is a connected person of SA. Accordingly, the Transactions constitute connected transactions for SA under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the SA Independent Shareholders at the special general meeting of SA held on 29 June 2004 and the proportionate Additional Funding Commitment of SA exceeds 2.5% of the total assets and market capitalization of SA, the Transactions are subject to the approval of the SA Independent Shareholders.

In addition, the proportionate Additional Funding Commitment of SA exceeds 5% of the market capitalization of SA. Accordingly, the Transactions also constitute a discloseable transaction for SA. SA will, as soon as practicable, despatch to the SA Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the SA Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

INTRODUCTION

Reference is made to the First Joint Announcement, the KPL Circular, the SA Circular, the Second Joint Announcement, the Third Joint Announcement and the Fourth Joint Announcement in relation to the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as those defined in the First Joint Announcement.

On 28 October 2008, KPL and SA entered into the Supplemental Agreement pursuant to which KPL and SA agreed that the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000.

THE SUPPLEMENTAL AGREEMENT

The principal terms of the Supplemental Agreement are as follows:-

Date: 28 October 2008

Parties: KPL and SA

Increase in the Maximum Total Commitment: Unless otherwise agreed by KPL and SA, the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000. Save as aforesaid, the Master Agreement remains in full force and effect.

Conditions precedent: The Supplemental Agreement is conditional upon:-

(a) approval by the KPL Independent Shareholders and compliance by KPL with the Listing Rules; and

(b) approval by the SA Independent Shareholders and compliance by SA with the Listing Rules.

None of the above conditions may be waived.

Termination of the Supplemental Agreement:	If approval by the KPL Independent Shareholders or the SA Independent Shareholders are not obtained on or before 31 January 2009 or such later date as KPL or SA shall agree in writing, either KPL or SA may terminate the Supplemental Agreement by notice in writing to the other party.

REASONS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT

At the special general meetings of KPL and SA held on 25 June 2004 and 29 June 2004, respectively, the KPL Independent Shareholders and the SA Independent Shareholders respectively approved the Master Agreement and the relevant transactions contemplated thereunder. As set out in the Master Agreement and disclosed in the KPL Circular and the SA Circular, the total costs of the Project (including the cost of the acquisition of the Sites and related costs) were then estimated to be not more than US$600,000,000 and no party would be required to commit further funding if the cost of the Project were to exceed US$700,000,000. On the basis of the Old Maximum Total Commitment of US$700,000,000 and the then proportions of equity interest in the Joint Venture Companies (KPL/SA/Party A: 50.5%/48.5%/1%), the maximum commitment by each of KPL, SA and Party A in respect of the Project should be US$353,500,000, US$339,500,000 and US$7,000,000, respectively. In the event that the KPL Group and the SA Group should have acquired the 1% interest in the Project from Party A, the Old Maximum Total Commitment to be shared by each of KPL and SA (51%/49%) in respect of the Project would be US$357,000,000 and US$343,000,000 respectively.

As at the date of this announcement, the KPL Group and the SA Group have acquired from Party A the latter's then interest in the Project, as a result of which the KPL Group and the SA Group became interested in the Joint Venture Companies as to 51% and 49%, respectively. In addition, the Consolidation has also been completed as at the date of this announcement, as a result of which the Joint Venture Companies have been merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1 as set out in the paragraph headed "Merger of the Sites" below. As a result, the KPL Group and the SA Group currently hold 51% interest and 49% interest, respectively, in Company 1, the only company now responsible for the development of the Project. Company 1 has been treated as a 51%-owned subsidiary of KPL and its accounts have been consolidated into the financial statements of the KPL Group, whereas SA has treated Company 1 as a 49%-owned associated company in its financial statements.

As at the date of this announcement, approximately 97% of the estimated land costs and approximately 3% of the estimated construction costs have been paid. However, as the development costs have risen since the date of the Master Agreement, it is currently anticipated that the total costs of the Project will exceed US$700,000,000 and may reach RMB7,022,000,000. The rise in the development costs of the Project was attributable to the followings:-

(a) the change in the contents of the development plans (as more particularly described in the paragraph headed "Merger of the Sites" below);

(b) increase in construction costs and inflation;

(c) increase in land costs; and

(d) increase in interest costs.

The KPL Directors and the SA Directors therefore take the view that the Additional Funding Commitment will be needed in order to cater for the rising development costs of the Project and have agreed to fix the New Maximum Total commitment at RMB7,600,000,000. The New Maximum Total Commitment is agreed to be fixed in RMB because most of the actual costs of the Project will be paid in RMB and this arrangement will also avoid the effect of any further appreciation in the value of RMB.

MERGER OF THE SITES

As disclosed in the paragraph headed "Information relating to the use of the Sites" in the KPL Circular and the SA Circular, the aggregate site area of the Sites is approximately 46,000 sq.m. It was originally anticipated that the Sites would be developed into a mixed-use development consisting of an office tower, a hotel and service apartment towers, two residential towers, a three-storey retail podium and a three-level basement with an approximate total gross floor area of 332,300 sq.m., subject to further changes and revision.

It was also disclosed in the paragraph headed "Possible merger of the Sites" in the First Joint Announcement, the KPL Circular and the SA Circular that, subject to completion of the transactions contemplated under the Master Agreement and the Underlying Contracts, the Joint Venture Companies would be merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1.

As a result of the Consolidation, on 7 April 2008, Company 1 entered into the Supplemental Land Contract with Jingan Land Bureau pursuant to which:-

(a) Site 1 and Site 2 have been consolidated and have become the Kerry Jingan South Site with a site area of 28,891.6 sq.m.;

(b) Site 3a, Site 3b and Site 4 have been consolidated and have become the Kerry Jingan North Site with a site area of 16,975 sq.m.;

(c) changes have been made to the use of the Consolidated Sites so that the development of the Consolidated Sites will no longer have residential and service apartments. The Consolidated Sites will have a maximum gross floor area of approximately 360,000 sq.m. (including basement) for commercial, office and hotel use; and

(d) the construction work on the Consolidated Sites shall commence on or before 6 April 2009 and be completed on or before 6 April 2012.

Following the Consolidation and the entering into of the Supplemental Land Contract, it is currently anticipated that the Consolidated Sites will be developed into a mixed-use development consisting of one office and hotel tower, one hotel tower, a convention centre, a retail podium and a five-level basement.

FINANCIAL EFFECTS OF THE TRANSACTIONS

The Additional Funding Commitment will be RMB1,812,400,000. The Additional Funding Commitment represents the difference between the New Maximum Total Commitment of RMB7,600,000,000 and the Old Maximum Total Commitment of US$700,000,000 (equivalent to RMB5,787,600,000 based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement) as expressed in RMB.

Based on the current proportions of equity interest in Company 1 (KPL/SA: 51%/49%), the proportionate Additional Funding Commitment of KPL and SA are approximately RMB924,324,000 and RMB888,076,000, respectively. Therefore, the maximum funding commitment by KPL and SA in respect of the Project (including the commitments which they have already made) will be increased to RMB3,876,000,000 and RMB3,724,000,000, respectively.

The Additional Funding Commitment has been arrived at by KPL and SA after taking into account:-

(a) the reasons described in items (a) to (d) in the paragraph headed "Reasons for entering into the Supplemental Agreement" above; and

(b) a buffer of RMB578,000,000 (representing approximately 8.23% of the estimated total cost of the Project of RMB7,022,000,000) to cater for the possible increase in the estimated total cost of the Project.

In case all contributions by KPL and SA have to be made in foreign currency, investors should note that based on the proportionate Additional Funding Commitment of KPL and SA as expressed in RMB and the effect of RMB appreciation against US dollars since the date of the Master Agreement (based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement and the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement), the additional commitment of KPL and SA in US dollars are approximately US$207,685,315 and US$199,540,793 respectively as calculated below:-

			Proportionate funding commitment in US dollars	
	RMB	**US$**	**KPL (51%) US$**	**SA (49%) US$**
New Maximum Total Commitment:	7,600,000,000	1,107,226,107 (*Note 1*)	564,685,315	542,540,793
Old Maximum Total Commitment:	5,787,600,000 (*Note 2*)	700,000,000	357,000,000	343,000,000
Additional Funding Commitment:	1,812,400,000	407,226,107	207,685,315	199,540,793

Notes:

1. The amount of US$1,107,226,107 is calculated based on the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement.

2. The amount of RMB5,787,600,000 is calculated based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement.

It is currently expected that the funding required by KPL for making its proportionate Additional Funding Commitment will be sourced by KPL from its internal cash reserves and/or external bank borrowings. KPL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making its proportionate Additional Funding Commitment is not expected to have any material impact on the KPL Group. It is currently expected that the funding required by SA for making its proportionate Additional Funding Commitment will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making its proportionate Additional Funding Commitment is not expected to have any material impact on the SA Group.

INFORMATION ABOUT KPL AND SA

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. Accordingly, the Transactions constitute connected transactions for KPL under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the KPL Independent Shareholders at the special general meeting of KPL held on 25 June 2004 and the proportionate Additional Funding Commitment of KPL exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders. Pursuant to the Listing Rules, the following persons shall abstain from voting on resolutions approving the Transactions at the special general meeting to be convened by KPL:-

(a) KHL, Shang Holdings and their respective associates;

(b) Mr. Kuok Khoon Chen (a common director of KPL and KHL who holds an interest in KPL) and his associates; and

(c) the associate of Mr. Wong Siu Kong (a common director of KPL and KHL).

An independent board committee will be established by the KPL Board to consider the Transactions and to advise the KPL Independent Shareholders. An independent financial adviser will be appointed by KPL to make recommendations to the independent board committee of KPL and the KPL Independent Shareholders in relation to the Transactions.

In addition, the proportionate Additional Funding Commitment of KPL exceeds 5% of the market capitalization of KPL. Accordingly, the Transactions also constitute a discloseable transaction for KPL.

KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The KPL Directors (other than the independent non-executive KPL Directors) believe that the Transactions are in the ordinary and usual course of business of KPL, the terms of which are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole. The independent non-executive KPL Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole unless and until they have discussed with the independent financial adviser and reviewed its letter of advice.

KPL is an associate of KHL, the controlling shareholder of SA, and therefore KPL is a connected person of SA. Accordingly, the Transactions constitute connected transactions for SA under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the SA Independent Shareholders at the special general meeting of SA held on 29 June 2004 and the proportionate Additional Funding Commitment of SA exceeds 2.5% of the total assets and market capitalization of SA, the Transactions are subject to the approval of the SA Independent Shareholders. Pursuant to the Listing Rules, the following persons shall abstain from voting on resolutions approving the Transactions at the special general meeting to be convened by SA:-

(a) KHL and its associates;

(b) Mr. Kuok Khoon Ean (a common director of SA and KHL who holds an interest in SA) and his associates;

(c) Mr. Kuok Khoon Loong, Edward (a common director of SA and KHL who holds an interest in SA) and his associates;

(d) Mr. Lui Man Shing (a common director of SA and KHL who holds an interest in SA) and his associates; and

(e) Mr. Giovanni Angelini (a common director of SA and KHL who holds an interest in SA) and his associates.

An independent board committee will be established by the SA Board to consider the Transactions and to advise the SA Independent Shareholders. An independent financial adviser will be appointed by SA to make recommendations to the independent board committee of SA and the SA Independent Shareholders in relation to the Transactions.

In addition, the proportionate Additional Funding Commitment of SA exceeds 5% of the market capitalization of SA. Accordingly, the Transactions also constitute a discloseable transaction for SA.

SA will, as soon as practicable, despatch to the SA Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the SA Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The SA Directors (other than the independent non-executive SA Directors) believe that the Transactions are in the ordinary and usual course of business of SA, the terms of which are fair and reasonable and in the interests of SA and the SA Shareholders as a whole. The independent non-executive SA Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of SA and the SA Shareholders as a whole unless and until they have discussed with the independent financial adviser and reviewed its letter of advice.

DEFINITIONS

Unless otherwise defined below, terms used in this announcement shall have the same meanings as those defined in the First Joint Announcement:-

"Additional Funding Commitment"	the additional funding commitment for the Project of RMB1,812,400,000 to be provided by KPL and SA to the Project based on their respective proportionate equity interest in Company 1 pursuant to the Supplemental Agreement;
"Consolidated Sites"	the Kerry Jingan North Site and the Kerry Jingan South Site;
"Consolidation"	the merger of the Joint Venture Companies by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1 as referred to in the KPL Circular and SA Circular;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"First Joint Announcement"	the joint announcement of KPL and SA dated 3 May 2004 in relation to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC;
"Fourth Joint Announcement"	the joint announcement of KPL and SA dated 7 November 2005 in relation to the amendments to Company 3 Contract;
"Jingan Land Bureau"	Shanghai Jingan Municipal Housing and Land Administration Bureau (上海市靜安區房屋土地管理局);
"Kerry Jingan North Site"	the consolidated site as a result of the consolidation of Site 3a, Site 3b and Site 4 pursuant to the Supplemental Land Contract;
"Kerry Jingan South Site"	the consolidated site as a result of the consolidation of Site 1 and Site 2 pursuant to the Supplemental Land Contract;
"KPL Circular"	the circular of KPL dated 31 May 2004 containing, among other things, further information in respect of the Master Agreement and the transactions contemplated therein;
"Maximum Total Commitment"	the maximum aggregate funding commitment in the Project;
"New Maximum Total Commitment"	the new Maximum Total Commitment as amended by the Supplemental Agreement, being RMB7,600,000,000;
"Old Maximum Total Commitment"	the original Maximum Total Commitment as set out in the Master Agreement, being US$700,000,000;
"SA Circular"	the circular of SA dated 31 May 2004 containing, among other things, further information in respect of the Master Agreement and the transactions contemplated therein;

"Second Joint Announcement"	the joint announcement of KPL and SA dated 30 September 2004 in relation to the extension of the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts;
"Shang Holdings"	Shang Holdings Limited, a company incorporated in Samoa which is an indirect wholly-owned subsidiary of SA;
"Supplemental Agreement"	the supplemental agreement dated 28 October 2008 and entered into between KPL and SA to amend the Maximum Total Commitment set out in the Master Agreement;
"Supplemental Land Contract"	the supplemental land contract dated 7 April 2008 and entered into between Company 1 and Jingan Land Bureau in relation to the land use right of the Consolidated Sites;
"Third Joint Announcement"	the joint announcement of KPL and SA dated 13 April 2005 in relation to the further extension of the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts;
"Transactions"	the entering into of the Supplemental Agreement by KPL and SA and the transactions contemplated thereunder, including but not limited to the provision of the Additional Funding Commitment; and
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen[+], Wong Siu Kong[+], Ho Shut Kan[+], Ma Wing Kai, William[+], So Hing Woh, MBE, JP[+], Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun[#], Lau Ling Fai, Herald[#], Ms. Wong Yu Pok, Marina, JP[#] and Mr. Tse Kai Chi[@] and the SA Directors are Messrs. Kuok Khoon Ean[+], Kuok Khoon Loong, Edward[+], Lui Man Shing[+], Giovanni Angelini[+], Ho Kian Guan[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Timothy David Dattels[#], Wong Kai Man[#], Michael Wing-Nin Chiu[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

[+] *Executive Director*
[@] *Non-executive Director*
[#] *Independent non-executive Director*

By Order of the Board	By Order of the Board
Kerry Properties Limited	**Shangri-La Asia Limited**
Kuok Khoon Chen	**Kuok Khoon Ean**
Chairman	*Chairman*

Hong Kong, 28 October 2008

* *For identification purpose only*

END